Exhibit 11

Computation of Earnings per Share

	Three Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2008
Income available to common stockholders	$610,760	$2,583,457
Weighted average shares outstanding	4,975,542	4,975,542
Basic earnings per share	$0.12	$0.52
Income for diluted earnings per share	$610,760	$2,583,457
Total weighted average common shares and equivalents outstanding for diluted computation	4,975,542	4,975,542
Diluted earnings per share	$0.12	$0.52